Exhibit 2

BIOLINERX LTD. For the Extraordinary General Meeting of Shareholders to be held on March 5, 2020 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Norman Kotler and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of the shareholders of the Company which will be held at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel, on March 5, 2020 at 3:00 p.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)
See Reverse Side

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

BIOLINERX LTD.

March 5, 2020

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSAL HEREIN.

Please mark your vote for the following resolution as in this example  ☒

To approve an amendment to the BioLineRx Ltd. Compensation Policy for Executives and Directors with respect to director’s and officers’ liability insurance, as set forth in the Company’s proxy statement dated January 30, 2020.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Name:

Number of shares:

Signature:

Date:

NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

YES	NO
Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on the proposal)
☐	☐